Exhibit 99.2

Mission

To create value for our customers, shareholders, employees and communities by operating as a sustainable steel business.

Vision

To be a global organization and a benchmark in any business we conduct.

Values

Be the CUSTOMER’S choice

SAFETY above all

Respected, engaged and fulfilled EMPLOYEES

Pursuing EXCELLENCE with SIMPLICITY

Focus on RESULTS

INTEGRITY with all stakeholders

Economic, social and environmental SUSTAINABILITY

Gerdau is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. Recently it began operating in two new markets in Brazil with its entry into the production of flat steel and the expansion of its iron ore activities, which expanded its product mix and made its operations even more competitive. With over 45,000 employees, Gerdau has industrial units in 14 countries in the Americas, Europe and Asia, which together represent installed capacity of over 25 million tonnes of steel per year. It is the largest recycler in Latin America and around the world it transforms each year millions of tonnes of scrap into steel, reinforcing its commitment to sustainable development in the regions where it operates. With more than 120,000 shareholders, Gerdau companies are listed on the São Paulo, New York and Madrid stock exchanges.

Highlights in the second quarter of 2014

Key Information	2nd Quarter 2014		2nd Quarter 2013		Variation 2Q14/2Q13	1st Quarter 2014		Variation 2Q14/1Q14	1st Half 2014		1st Half 2013		Variation 1H14/1H13
Steel
Production of Crude Steel (1,000 tonnes)	4,668		4,646		0.5%	4,557		2.4%	9,225		9,056		1.9%
Shipments (1,000 tonnes)	4,524		4,634		-2.4%	4,387		3.1%	8,911		9,189		-3.0%
Net Sales (R$ million)	10,443		9,882		5.7%	10,554		-1.1%	20,997		19,048		10.2%
EBITDA (R$ million)	1,170		1,196		-2.2%	1,196		-2.2%	2,366		2,001		18.2%
Net Income (R$ million)	393		401		-2.0%	440		-10.7%	833		561		48.5%
Gross margin	12.1%		13.6%			12.5%			12.3%		11.8%
EBITDA Margin	11.2%		12.1%			11.3%			11.3%		10.5%
Shareholders’ equity (R$ million)	31,706		30,464			31,643			31,706		30,464
Total Assets (R$ million)	57,894		55,056			57,554			57,894		55,056
Gross debt / Total capitalization (1)	34.0%		33.0%			34.0%			34.0%		33.0%
Net debt(2)/EBITDA (3)	2.4	x	3.1	x		2.5	x		2.4	x	3.1	x

(1)  Total capitalization = shareholders’ equity + gross debt (principal)

(2)  Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

(3)  EBITDA in the last 12 months

World Steel Market

Steel Industry Production (1,000 tonnes)	2nd Quarter 2014	2nd Quarter 2013	Variation 2Q14/2Q13	1st Quarter 2014	Variation 2Q14/1Q14	1st Half 2014	1st Half 2013	Variation 1H14/1H13
Crude Steel
Brazil	8,332	8,750	-4.8%	8,365	-0.4%	16,697	16,953	-1.5%
North America (except Mexico)	24,902	24,479	1.7%	24,659	1.0%	49,561	49,259	0.6%
Latin America (except Brazil)	7,759	8,337	-6.9%	7,877	-1.5%	15,636	15,924	-1.8%
Europe	43,434	42,866	1.3%	43,922	-1.1%	87,356	84,172	3.8%
India	20,531	20,306	1.1%	20,749	-1.1%	41,280	40,727	1.4%
China	209,714	202,397	3.6%	202,196	3.7%	411,909	399,721	3.0%
Others	100,985	98,370	2.7%	97,924	3.1%	198,910	194,239	2.4%
Total(1)	415,657	405,505	2.5%	405,692	2.5%	821,349	800,995	2.5%

Source: worldsteel and Gerdau

(1)  Figures represent approximately 98% of total production in 65 countries.

•      In 2Q14, world steel production grew in relation to 2Q13 (see table above), with China accounting for 50.5% of global production. Production performance in the regions where Gerdau operates was as follows: in developed markets, represented by North America and Europe, the increase in production is due to the continued economic growth observed in the United States, despite the steel products imports growth, and the economic recovery in various European countries; On the other hand, in Brazil and Latin America, countries that had lower rate of economic growth combined with increased imports, there was a reduction of steel production in the period. Capacity utilization in the world steel industry stood at 78.3% in June 2014.

•      On April 9, 2014, World Steel Association released its latest Short Range Outlook containing growth forecasts for global apparent steel consumption in 2014 and 2015 of 3.1% and 3.3%, respectively. Growth remains positive though stabilized at a slower pace due to volatility and uncertainty concerning the environment for steel producers. After years of substantial growth, China is expected to register slower consumption growth in the next two years (+3.0% in 2014 and +2.7% in 2015) due to the potential reduction in investments to rebalance its economy. On the other hand, the continuous growth in the United States should support growth in the country’s apparent consumption of 4.0% in 2014 and 3.7% in 2015. In Europe, after contracting in 2013, apparent consumption is expected to grow by 3.1% in 2014 and 3.0% in 2015, driven by the construction industry. In short, apparent steel consumption in developed economies should grow at rates above 2% in 2014 and 2015, but remain below growth rates in developing and emerging economies.

Gerdau’s performance in the second quarter of 2014

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Consolidated Information

Consolidated (1,000 tonnes)	2nd Quarter 2014	2nd Quarter 2013	Variation 2Q14/2Q13	1st Quarter 2014	Variation 2Q14/1Q14	1st Half 2014	1st Half 2013	Variation 1H14/1H13
Production of crude steel	4,668	4,646	0.5%	4,557	2.4%	9,225	9,056	1.9%
Shipments of steel	4,524	4,634	-2.4%	4,387	3.1%	8,911	9,189	-3.0%

•      Consolidated crude steel production remained relatively stable in 2Q14 compared to 2Q13, with each business operation presenting a different behavior, as described in the item “Business Operations (BO).” Compared to 1Q14, production increased, driven by higher production in the North America BO.

•      Consolidated shipments decreased in 2Q14 compared to 2Q13, reflecting the lower shipments in most BOs. However, the North America BO recorded growth in shipments, which partially offset the overall decrease. Compared to 1Q14, the same behavior was also observed, with growth in shipments in the North America BO more than offsetting the reductions in the other BOs.

Consolidated results

Net sales, cost and gross margin

Consolidated	2nd Quarter 2014	2nd Quarter 2013	Variation 2Q14/2Q13	1st Quarter 2014	Variation 2Q14/1Q14	1st Half 2014	1st Half 2013	Variation 1H14/1H13
Net Sales (R$ million)	10,443	9,882	5.7%	10,554	-1.1%	20,997	19,048	10.2%
Cost of Goods Sold (R$ million)	(9,179)	(8,540)	7.5%	(9,238)	-0.6%	(18,417)	(16,797)	9.6%
Gross profit (R$ million)	1,264	1,342	-5.8%	1,316	-4.0%	2,580	2,251	14.6%
Gross margin (%)	12.1%	13.6%		12.5%		12.3%	11.8%

•      In 2Q14, consolidated net sales increased compared to 2Q13, mainly due to the higher net sales recorded by the North America BO. Compared to 1Q14, the reduction in consolidated net sales was due to lower net sales at most business operations, which was partially offset by higher net sales in the North America BO.

•      In 2Q14 compared to 2Q13, the increase in cost of goods sold on a consolidated basis was driven by higher costs at the North America, Special Steel and Iron Ore BOs.

•      On a consolidated basis, gross profit and gross margin fell in 2Q14 compared to 2Q13 due to the weaker performance of the Brazil and Special Steel BOs, which was partially offset by the performance of the North America BO. Compared to 1Q14, the reduction in consolidated gross profit was mainly due to the weaker performance of the Brazil and Iron Ore BOs, which was partially offset by the higher performance in the North America BO.

Selling, general and administrative expenses

Consolidated (R$ million)	2nd Quarter 2014	2nd Quarter 2013	Variation 2Q14/2Q13	1st Quarter 2014	Variation 2Q14/1Q14	1st Half 2014	1st Half 2013	Variation 1H14/1H13
Selling expenses	180	165	9.1%	173	4.0%	353	316	11.7%
General and administrative expenses	499	471	5.9%	534	-6.6%	1,033	954	8.3%
Total	679	636	6.8%	707	-4.0%	1,386	1,270	9.1%
% of net sales	6.5%	6.4%		6.7%		6.6%	6.7%

•      Selling, general and administrative expenses as a ratio of net sales remained relatively flat in relation to both comparison periods, demonstrating the Company’s efforts to rationalize these expenses.

Other operating income (expenses) and Equity income

Consolidated (R$ million)	2nd Quarter 2014	2nd Quarter 2013	Variation 2Q14/2Q13	1st Quarter 2014	Variation 2Q14/1Q14	1st Half 2014	1st Half 2013	Variation 1H14/1H13
Other operating income (expenses)	17	14	21.4%	19	-10.5%	36	64	-43.8%
Equity in earnings of unconsolidated companies	27	0	—	27	0.0%	54	16	237.5%

•      The jointly controlled entities and associate companies, whose results are calculated using the equity method, recorded steel shipments of 313,000 tonnes in 2Q14 based on their respective equity interests, resulting in net sales of R$ 596.4 million and equity income of R$ 27.0 million. This improvement in the result compared to 2Q13 was mainly due to the better performance of Gallatin Steel, a flat steel producer in the United States.

EBITDA

Breakdown of Consolidated EBITDA (1) (R$ million)	2nd Quarter 2014	2nd Quarter 2013	Variation 2Q14/2Q13	1st Quarter 2014	Variation 2Q14/1Q14	1st Half 2014	1st Half 2013	Variation 1H14/1H13
Net income	393	401	-2.0%	440	-10.7%	833	561	48.5%
Net financial result	211	548	-61.5%	101	108.9%	312	740	-57.8%
Provision for income and social contribution taxes	25	(230)	—	113	-77.9%	138	(241)	—
Depreciation and amortization	541	477	13.4%	542	-0.2%	1,083	941	15.1%
EBITDA	1,170	1,196	-2.2%	1,196	-2.2%	2,366	2,001	18.2%
EBITDA Margin	11.2%	12.1%		11.3%		11.3%	10.5%

(1)  Includes the results from jointly controlled entities and associate companies based on the equity income method.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity. The Company’s EBITDA is already calculated pursuant to Instruction 527 of the CVM.

Conciliation of Consolidated EBITDA (R$ million)	2nd Quarter 2014	2nd Quarter 2013	1st Quarter 2014	1st Half 2014	1st Half 2013
EBITDA (1)	1,170	1,196	1,196	2,366	2,001
Depreciation and amortization	(541)	(477)	(542)	(1,083)	(941)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES (2)	629	719	654	1,283	1,060

(1)  Non-accounting measurement adopted by the Company.

(2)  Accounting measurement disclosed in consolidated Statements of Income.

Consolidated EBITDA (R$ million) and EBITDA Margin (%)

•      Consolidated EBITDA and EBITDA margin decreased slightly in 2Q14 compared to 2Q13, mainly due to the weaker performance of the Brazil and Special Steel BOs, which was partially offset by the better performance of the North America BO. In the comparison with 1Q14, the reduction in consolidated EBITDA was mainly due to the weaker performance of the Brazil and Iron Ore BOs, which was partially offset by the higher performance in the North America BO.

Financial result

Consolidated (R$ million)	2nd Quarter 2014	2nd Quarter 2013	Variation 2Q14/2Q13	1st Quarter 2014	Variation 2Q14/1Q14	1st Half 2014	1st Half 2013	Variation 1H14/1H13
Financial income	89	64	39.1%	62	43.5%	151	108	39.8%
Financial expenses	(371)	(264)	40.5%	(289)	28.4%	(660)	(515)	28.2%
Exchange variation, net	76	(344)	—	128	-40.6%	204	(323)	—
Exchange variation on net investment hedge	63	(214)	—	83	-24.1%	146	(190)	—
Exchange variation - other lines	13	(130)	—	45	-71.1%	58	(133)	—
Gains (losses) on financial instruments, net	(5)	(4)	25.0%	(2)	150.0%	(7)	(10)	-30.0%
Financial Result	(211)	(548)	-61.5%	(101)	108.9%	(312)	(740)	-57.8%

•      In 2Q14 compared to 2Q13, the lower negative financial result mainly reflects the higher positive exchange variation on liabilities contracted in U.S. dollar (appreciation in the closing price of the Brazilian real against the U.S. dollar of 2.7% in 2Q14, compared to depreciation of 10.0% in 2Q13). Note that the increase observed in both financial expenses and financial income is mainly explained by the Bond issue carried out in April 2014.

•      Compared to 1Q14, the higher negative financial result was mainly due to the lower positive exchange variation in 2Q14 compared to 1Q14 (appreciation of 2.7% in 2Q14 and 3.4% in 1Q14) and to the effects from the Bond issue.

•      Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as a hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

Net income

Consolidated (R$ million)	2nd Quarter 2014	2nd Quarter 2013	Variation 2Q14/2Q13	1st Quarter 2014	Variation 2Q14/1Q14	1st Half 2014	1st Half 2013	Variation 1H14/1H13
Income before taxes (1)	418	171	144.4%	553	-24.4%	971	320	203.4%
Income and social contribution taxes (IR/CS)	(25)	230	—	(113)	-77.9%	(138)	241	—
IR/CS on net investment hedge	(63)	214	—	(83)	-24.1%	(146)	190	—
IR/CS - other lines	38	16	137.5%	(30)	—	8	51	-84.3%
Consolidated Net Income (1)	393	401	-2.0%	440	-10.7%	833	561	48.5%

(1)  Includes the results from jointly controlled entities and associate companies based on the equity income method.

•      Consolidated net income in 2Q14 decreased slightly in relation to 2Q13, in line with the lower EBITDA. Compared to 1Q14, the reduction in net income was mainly due to the higher financial expenses and lower EBITDA in 2Q14.

Dividends

•      The companies Metalúrgica Gerdau S.A. and Gerdau S.A., based on the results in 2Q14, approved the prepayment of the minimum mandatory dividend for fiscal year 2014, as shown below:

•          Payment date: August 21, 2014

•          Record date: close of trading on August 11, 2014

•          Ex-dividend date: August 12, 2014

•          Metalúrgica Gerdau S.A.

•          R$ 28.4 million (R$ 0.07 per share)

•          Gerdau S.A.

•          R$ 102.3 million (R$ 0.06 per share)

•      In the first six months of 2014, Metalúrgica Gerdau S.A. and Gerdau S.A. appropriated R$ 73.2 million and R$ 221.6 million in the form of interest on capital / dividends, respectively.

Investments

•      In 2Q14, investments in fixed assets amounted to R$ 478.7 million. Of the amount invested in the quarter, 43.8% was allocated to the Brazil BO, 26.0% to the Special Steel BO, 13.1% to the North America BO, 11.9% to the Latin America BO and 5.2% to the Iron Ore BO.

•      In the first six months of 2014, investments in fixed assets amounted to R$1.2 billion. The Company continued to invest in its ongoing capacity expansion and productivity improvement projects, as well as in the maintenance actions scheduled for the period in both Brazil and abroad. Based on the investments already made and scheduled for the second half of the year, Gerdau plans to disburse a total of R$ 2.4 billion in 2014.

Working capital and Cash conversion cycle

•      In June 2014, the cash conversion cycle (working capital divided by daily net sales in the quarter) was stable in relation to both March 2014 and June 2013.

Financial liabilities

Debt composition (R$ million)	06.30.2014	03.31.2014	12.31.2013
Short Term	1,299	1,756	1,838
Local Currency (Brazil)	109	539	491
Foreign Currency (Brazil)	298	290	262
Companies abroad	892	927	1,085
Long Term	15,415	15,004	14,869
Local Currency (Brazil)	3,365	3,396	2,927
Foreign Currency (Brazil)	8,966	8,381	8,725
Companies abroad	3,084	3,227	3,217
Gross Debt (principal + interest)	16,714	16,760	16,707
Interest on the debt	(283)	(374)	(391)
Gross Debt (principal)	16,431	16,386	16,316
Cash, cash equivalents and short-term investments	3,963	3,520	4,222
Net Debt(1)	12,468	12,866	12,094

(1) Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

•      On June 30, 2014, the composition of gross debt (principal) was 6.2% short term and 93.8% long term. The foreign currency exposure of gross debt (principal + interest) stood at 79.2% on June 30, 2014.

•      The increase in the cash position of R$ 443 million between March and June 2014 was driven by cash generation in the quarter and by the liability management operation concluded in April of this year. On June 30, 2014, 49.3% of this cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      The 3.1% decrease in net debt on June 30, 2014 compared to March 31, 2014 is explained by the higher cash position.

•      On June 30, 2014, the nominal weighted average cost of gross debt (principal) was 6.5%, or 9.3% for the portion denominated in Brazilian real, 5.9% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 5.6% for the portion contracted by subsidiaries abroad. On June 30, 2014, the average gross debt term was 7.4 years.

•      The Company’s main debt indicators are shown below:

Indicators	06.30.2014		03.31.2014		31.12.2013
Gross debt / Total capitalization (1)	34%		34%		34%
Net debt(2) / EBITDA (3)	2.4	x	2.5	x	2.5	x
EBITDA (3) / Net financial expenses (3)	6.0	x	6.7	x	6.3	x

(1) Total capitalization = shareholders’ equity + gross debt (principal)

(2) Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

(3) Last 12 months

Indebtedness

(R$ billion)

•      On June 30, 2014, the gross debt (principal) payment schedule was as follows:

Amortization schedule of gross debt (principal)

Short Term	R$ million
3rd quarter of 2014	385
4th quarter of 2014	226
1st quarter of 2015	255
2nd quarter of 2015	149
Total	1,016

Long Term	R$ million
2015	440
2016	1,009
2017	2,673
2018 and after	11,293
Total	15,415

•      On April 9, 2014, Gerdau placed US$ 500 million in 30-year bonds with an annual coupon of 7.25%, with the proceeds used to lengthen its debt maturity profile. Half of the proceeds was used in the Tender Offer for the 2017 and 2020 Bonds. The geographic distribution of the offering was as follows: 71% United States; 21% Europe, Middle East and Africa; 7% Latin America; and 1% Asia Pacific.

•      Also in April 2014, Gerdau announced an Exchange Offer for part of the outstanding bonds due 2017 and 2020 for up to US$ 1.2 billion in newly issued Senior Bonds due 2024 with an annual coupon of 5.893%.

Business Operations (BO)

Starting in 2014, the iron ore operation, which previously was reported under the Brazil Business Operation, started to be reported separately as a new business operation called “Iron Ore.” The change is explained by the progress made in the iron ore project over the course of 2013, which led the Company to decide to separate this operation given its importance.

The information in this report is divided into five Business Operations (BO), in accordance with Gerdau’s corporate governance, as follows:

•      Brazil BO — includes the steel operations in Brazil (except special steel) and the metallurgical and coking coal operation in Colombia;

•      North America BO — includes all North American operations, except Mexico and special steel;

•      Latin America BO — includes all Latin American operations, except the operations in Brazil and the metallurgical and coking coal operation in Colombia;

•      Special Steel BO — includes the special steel operations in Brazil, Spain, United States and India.

•      Iron Ore BO — includes the iron ore operations in Brazil.

Net sales

EBITDA and EBITDA Margin

Brazil BO

Production and shipments

Brazil BO (1,000 tonnes)	2nd Quarter 2014	2nd Quarter 2013	Variation 2Q14/2Q13	1st Quarter 2014	Variation 2Q14/1Q14	1st Half 2014	1st Half 2013	Variation 1H14/1H13
Production of crude steel	1,621	1,771	-8.5%	1,609	0.7%	3,230	3,479	-7.2%
Shipments of steel	1,588	1,768	-10.2%	1,597	-0.6%	3,185	3,576	-10.9%
Domestic Market	1,372	1,506	-8.9%	1,442	-4.9%	2,814	2,923	-3.7%
Exports	216	262	-17.6%	155	39.4%	371	653	-43.2%

•      In 2Q14 compared to 2Q13, crude steel production decreased, which was mainly due to the reduction in production to adjust to the weaker demand resulting from the slowdown in economical activity during the World Cup period.

•      Steel shipments in 2Q14 decreased in relation to 2Q13, due to the same reasons cited for steel production. Compared to 1Q14, shipments in 2Q14 remained virtually flat, but with weaker domestic shipments resulting from the lower demand mainly during the World Cup, which was offset by the higher redirection of sales to the export market.

Shipments

(1,000 tonnes)

Operating result

Brazil BO	2nd Quarter 2014	2nd Quarter 2013	Variation 2Q14/2Q13	1st Quarter 2014	Variation 2Q14/1Q14	1st Half 2014	1st Half 2013	Variation 1H14/1H13
Net Sales (R$ million)	3,446	3,666	-6.0%	3,655	-5.7%	7,101	7,123	-0.3%
Domestic Market	3,105	3,234	-4.0%	3,360	-7.6%	6,465	6,234	3.7%
Exports(1)	341	432	-21.1%	295	15.6%	636	889	-28.5%
Cost of Goods Sold (R$ million)	(2,852)	(2,941)	-3.0%	(2,906)	-1.9%	(5,758)	(5,884)	-2.1%
Gross profit (R$ million)	594	725	-18.1%	749	-20.7%	1,343	1,239	8.4%
Gross margin (%)	17.2%	19.8%		20.5%		18.9%	17.4%
EBITDA (R$ million)	598	702	-14.8%	731	-18.2%	1,328	1,197	10.9%
EBITDA margin (%)	17.4%	19.1%		20.0%		18.7%	16.8%

(1) Includes coking coal and coke net sales.

•      The lower net sales in 2Q14 compared to 2Q13 was mainly due to the lower shipments in both the domestic and export markets. In the domestic market, the decrease in shipments was partially offset by the increase in net sales per tonne sold. Compared to 1Q14, the decrease in net sales was due to the change in the market mix (higher exports and lower domestic shipments). In the domestic market, the decrease in net sales was due to lower shipments and, to a lesser extent, to the decrease in net sales per tonne sold. In the export market, the increase in net sales reflected the higher shipments, which was partially offset by the decrease in net sales per tonne sold in the period.

•      Cost of goods sold decreased in 2Q14 compared to 2Q13, though at a slower pace than the decline in shipments. This effect was mainly due to the reduced dilution of fixed costs. The reduction in net sales to a greater degree than the reduction in cost of goods sold led to a reduction in gross margin in the period.

•      The lower EBITDA in 2Q14 compared to both 2Q13 and 1Q14 was due to the decrease in gross profit in relation to both periods and led to a reduction in EBITDA margin.

EBITDA (R$ million) and EBITDA Margin (%)

North America BO

Production and shipments

North America BO (1,000 tonnes)	2nd Quarter 2014	2nd Quarter 2013	Variation 2Q14/2Q13	1st Quarter 2014	Variation 2Q14/1Q14	1st Half 2014	1st Half 2013	Variation 1H14/1H13
Production of crude steel	1,787	1,640	9.0%	1,649	8.4%	3,436	3,114	10.3%
Shipments of steel	1,652	1,545	6.9%	1,452	13.8%	3,104	3,061	1.4%

•      Production in 2Q14 increased in relation to both 2Q13 and 1Q14, driven by continued strong demand from the industrial sector and by continued growth in non-residential construction.

•      Sales increased in 2Q14 compared to 2Q13, reflecting the stronger demand in the period. Compared to 1Q14, the increase in shipments is explained, besides the market improvement, by the weaker comparison base in that quarter due to the severe winter at the start of the year.

Operating result

North America BO	2nd Quarter 2014	2nd Quarter 2013	Variation 2Q14/2Q13	1st Quarter 2014	Variation 2Q14/1Q14	1st Half 2014	1st Half 2013	Variation 1H14/1H13
Net Sales (R$ million)	3,581	3,092	15.8%	3,258	9.9%	6,839	6,017	13.7%
Cost of Goods Sold (R$ million)	(3,304)	(2,905)	13.7%	(3,159)	4.6%	(6,463)	(5,659)	14.2%
Gross profit (R$ million)	277	187	48.1%	99	179.8%	376	358	5.0%
Gross margin (%)	7.7%	6.0%		3.0%		5.5%	5.9%
EBITDA (R$ million)	281	158	77.8%	70	301.4%	351	306	14.7%
EBITDA margin (%)	7.8%	5.1%		2.1%		5.1%	5.1%

•      Net sales and cost of goods sold in 2Q14 increased in relation to 2Q13, mainly reflecting the higher shipments and the effect from exchange variation in the period (depreciation of 7.9% in the Brazilian real against the U.S. dollar, average in period). The increase in net sales to a higher degree than the increase in cost of goods sold led to gross margin expansion in the period.

•      Compared to 1Q14, the increase in net sales was due to the strong growth in shipments, despite the appreciation in the average exchange rate of the Brazilian real against the U.S. dollar (5.7%). This increase in shipments supported higher dilution of fixed costs and consequently improvement of 4.7 percentage points in gross margin.

•      The higher EBITDA recorded in 2Q14 compared to 2Q13 was due to the increase in gross profit and resulted in EBITDA margin expansion of 2.7 percentage points. Compared to 1Q14, the substantial increases in EBITDA and EBITDA margin are explained by the increase in gross profit and by the weaker comparison base due to the severe winter in the period.

EBITDA (R$ million) and EBITDA Margin (%)

Latin America BO

Production and shipments

Latin America BO (1,000 tonnes)	2nd Quarter 2014	2nd Quarter 2013	Variation 2Q14/2Q13	1st Quarter 2014	Variation 2Q14/1Q14	1st Half 2014	1st Half 2013	Variation 1H14/1H13
Production of crude steel	399	429	-7.0%	441	-9.5%	840	855	-1.8%
Shipments of steel	631	726	-13.1%	681	-7.3%	1,312	1,372	-4.4%

•      Production and shipments in 2Q14 decreased compared to both 2Q13 and 1Q14, due to the growth in imports and the region’s slower economic growth.

Operating result

Latin America BO	2nd Quarter 2014	2nd Quarter 2013	Variation 2Q14/2Q13	1st Quarter 2014	Variation 2Q14/1Q14	1st Half 2014	1st Half 2013	Variation 1H14/1H13
Net Sales (R$ million)	1,302	1,332	-2.3%	1,399	-6.9%	2,701	2,476	9.1%
Cost of Goods Sold (R$ million)	(1,154)	(1,193)	-3.3%	(1,214)	-4.9%	(2,368)	(2,242)	5.6%
Gross profit (R$ million)	148	139	6.5%	185	-20.0%	333	234	42.3%
Gross margin (%)	11.4%	10.4%		13.2%		12.3%	9.5%
EBITDA (R$ million)	109	109	0.0%	143	-23.8%	252	162	55.6%
EBITDA margin (%)	8.4%	8.2%		10.2%		9.3%	6.5%

•      In 2Q14, net sales decreased compared to 2Q13, with the lower shipments partially offset by the higher net sales per tonne sold. In relation to 1Q14, the decrease in net sales was mainly due to the lower shipments in 2Q14.

•      Cost of goods sold decreased in 2Q14 compared to 2Q13 due to the decrease in shipments, but not in the same proportion, due to the reduced dilution of fixed costs. The increase in net sales per tonne sold outpaced the increase in cost per tonne sold, which supported higher gross profit and consequently gross margin expansion of 1 percentage point.

•      EBITDA in 2Q14 remained flat in relation to 2Q13, despite the increase in gross profit, which was neutralized by the slight increase in selling, general and administrative expenses. As a result, EBITDA margin remained flat between the two periods. Compared to 1Q14, the reduction in gross profit in 2Q14 led to decreases in nominal EBITDA and in EBITDA margin.

EBITDA (R$ million) and EBITDA Margin (%)

Special Steel BO

Production and shipments

Special Steel BO (1,000 tonnes)	2nd Quarter 2014	2nd Quarter 2013	Variation 2Q14/2Q13	1st Quarter 2014	Variation 2Q14/1Q14	1st Half 2014	1st Half 2013	Variation 1H14/1H13
Production of crude steel	861	806	6.8%	858	0.3%	1,719	1,608	6.9%
Shipments of steel	749	766	-2.2%	758	-1.2%	1,507	1,433	5.2%

•      The increase in crude steel production in 2Q14 compared to 2Q13 was driven by higher production in the units outside Brazil, led by Spain, where the automotive industry is staging a significant recovery. This increase more than offset the lower production in Brazil.

•      Shipments decreased in 2Q14 compared to 2Q13, due to the decrease in shipments in Brazil resulting from the weaker demand since the start of the year, mainly in the automotive industry, partially offset by the shipments growth in the other countries.

Operating result

Special Steel BO	2nd Quarter 2014	2nd Quarter 2013	Variation 2Q14/2Q13	1st Quarter 2014	Variation 2Q14/1Q14	1st Half 2014	1st Half 2013	Variation 1H14/1H13
Net Sales (R$ million)	2,182	2,122	2.8%	2,263	-3.6%	4,445	3,935	13.0%
Cost of Goods Sold (R$ million)	(1,989)	(1,881)	5.7%	(2,101)	-5.3%	(4,090)	(3,576)	14.4%
Gross profit (R$ million)	193	241	-19.9%	161	19.9%	355	359	-1.1%
Gross margin (%)	8.8%	11.4%		7.1%		8.0%	9.1%
EBITDA (R$ million)	230	276	-16.7%	203	13.3%	433	431	0.5%
EBITDA margin (%)	10.5%	13.0%		9.0%		9.7%	11.0%

•      Net sales and cost of goods sold in 2Q14 increased compared to 2Q13, which is explained by the exchange variation between the periods in the different currencies of the countries where Gerdau has units, despite the lower shipments in the period. This reduction in shipments that originated at the units in Brazil resulted in reduced dilution of fixed costs in the Special Steel BO and consequently lower gross margin. On the other hand, the units located in Spain registered gross margin expansion, which partially offset the negative effect from Brazil.

•      Compared to 1Q14, net sales decreased, which is explained by the exchange variation impact resulting from the appreciation in the average price of the Brazilian real against the currencies of the countries where Gerdau operates and by the lower shipments in 2Q14. The decrease in net sales to a lesser degree than the decrease in cost of goods sold supported gross margin expansion in the period.

•      The lower EBITDA recorded in 2Q14 compared to 2Q13 was due to the decrease in gross profit and resulted in a reduction in EBITDA margin. Compared to 1Q14, both nominal EBITDA and EBITDA margin improved due to the reasons mentioned in the previous paragraph.

EBITDA (R$ million) and EBITDA Margin (%)

Iron Ore BO

Production and shipments

Iron Ore BO (1,000 tonnes)	2nd Quarter 2014	2nd Quarter 2013	Variation 2Q14/2Q13	1st Quarter 2014	Variation 2Q14/1Q14	1st Half 2014	1st Half 2013	Variation 1H14/1H13
Production	1,988	1,052	89.0%	1,736	14.5%	3,724	2,175	71.2%
Shipments	1,735	894	94.1%	2,000	-13.3%	3,735	1,806	106.8%
Gerdau units	1,020	817	24.8%	812	25.6%	1,832	1,722	6.4%
Third parties	715	77	828.6%	1,188	-39.8%	1,903	84	2165.5%

•      Production increased substantially in 2Q14 compared to 2Q13 due to the startup of the new ore treatment unit in September 2013. Compared to 1Q14, the increase in production was due to the restocking trend, given the lower production in the first quarter.

•      Shipments increased in 2Q14 compared to 2Q13, driven mainly by the strong growth in iron ore shipments to third parties. Compared to 1Q14, iron ore shipment to third parties decreased, due to the decline in international prices and logistic constraints occurred in 2Q14. The reduction was partially offset by higher shipments of iron ore to Gerdau’s units due to the resumption of production in the blast furnace at the Ouro Branco unit.

Shipments

(1,000 tonnes)

Operating result

Iron Ore BO	2nd Quarter 2014	2nd Quarter 2013	Variation 2Q14/2Q13	1st Quarter 2014	Variation 2Q14/1Q14	1st Half 2014	1st Half 2013	Variation 1H14/1H13
Net Sales (R$ million)	216	124	74.2%	316	-31.6%	532	203	162.1%
Gerdau units	118	111	6.3%	105	12.4%	223	189	18.0%
Third parties	98	13	653.8%	211	-53.6%	309	14	2107.1%
Cost of Goods Sold (R$ million)	(165)	(73)	126.0%	(197)	-16.2%	(362)	(136)	166.2%
Gross profit (R$ million)	51	50	2.0%	119	-57.1%	170	67	153.7%
Gross margin (%)	23.6%	40.3%		37.7%		32.0%	33.0%
EBITDA (R$ million)	53	46	15.2%	121	-56.2%	174	60	190.0%
EBITDA margin (%)	24.5%	37.3%		38.3%		32.7%	29.6%

•      Net sales grew in 2Q14 compared to 2Q13 driven by higher shipments, mainly to third parties, which was partially offset by the decrease in net sales per tonne sold due to the lower prices in international markets. Compared to 1Q14, the decrease in net sales is explained by the lower prices practiced in international markets and the lower shipments to third parties in the comparison period.

•      Cost of goods sold increased in 2Q14 compared to 2Q13 due to higher shipments, especially to third parties (domestic and export markets), which led to higher freight costs. These effects led gross profit increase slightly and gross margin to decline between the periods. Compared to 1Q14, the reduction in costs was caused mainly by the lower shipments in 2Q14. The combination of lower net sales per tonne sold and lower shipments in 2Q14 compared to 1Q14 led to reductions in both gross profit and gross margin.

•      In 2Q14, EBITDA increased compared to 2Q13 and decreased in relation to 1Q14, accompanying the behavior of gross profit. Given the price and cost effects explained above, EBITDA margin decreased in relation to the comparison periods.

EBITDA (R$ million) and EBITDA Margin (%)

Corporate Governance

IR Magazine Awards Brazil 2014

•      The efforts of Gerdau’s Investor Relations team in 2013 was considered one of the five best in the categories Grand Prix Best IR Programs (Large Caps), Best Use of Technology (Large Caps) and Best IR Executive (Large Caps). The awards are sponsored by IR Magazine jointly with Revista RI and the Brazilian Investor Relations Institute (IBRI) and are based on a survey conducted with investors and capital market analysts.

Gerdau Day

•      On May 27 and 28, Gerdau hosted its “Gerdau Day” event in Ouro Branco, Minas Gerais. The event targeted institutional investors and included corporate presentations and technical visits to the steelmaking sites of the Ouro Branco mill and to the Company’s iron ore reserves. The meeting was hosted by Gerdau’s senior management and attended by 79 guests.

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	June 30, 2014	December 31, 2013
CURRENT ASSETS
Cash and cash equivalents	2,628,061	2,099,224
Short-term investments
Held for Trading	1,334,535	2,123,168
Trade accounts receivable - net	4,291,693	4,078,806
Inventories	9,006,486	8,499,691
Tax credits	731,676	716,806
Income and social contribution taxes recoverable	451,518	367,963
Unrealized gains on financial instruments	—	319
Other current assets	378,238	291,245
	18,822,207	18,177,222

NON-CURRENT ASSETS
Tax credits	98,089	103,469
Deferred income taxes	1,912,157	2,056,445
Unrealized gains on financial instruments	9,189	—
Related parties	77,028	87,159
Judicial deposits	1,257,308	1,155,407
Other non-current assets	209,849	220,085
Prepaid pension cost	774,071	555,184
Investments in associates and jointly-controlled entities	1,514,519	1,590,031
Goodwill	10,706,099	11,353,045
Other Intangibles	1,428,487	1,497,919
Property, plant and equipment, net	21,084,654	21,419,074
	39,071,450	40,037,818

TOTAL ASSETS	57,893,657	58,215,040

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	June 30, 2014	December 31, 2013
CURRENT LIABILITIES
Trade accounts payable	3,447,821	3,271,419
Short-term debt	1,298,542	1,810,783
Debentures	—	27,584
Taxes payable	433,897	473,773
Income and social contribution taxes payable	179,594	177,434
Payroll and related liabilities	669,264	655,962
Dividends payable	—	119,455
Employee benefits	47,122	50,036
Environmental liabilities	19,411	15,149
Unrealized losses on financial instruments	2,071	274
Other current liabilities	577,086	634,761
	6,674,808	7,236,630

NON-CURRENT LIABILITIES
Long-term debt	14,980,668	14,481,497
Debentures	434,519	386,911
Related parties	85	43
Deferred income taxes	1,053,753	1,187,252
Unrealized losses on financial instruments	—	3,009
Provision for tax, civil and labor liabilities	1,438,051	1,294,598
Environmental liabilities	88,448	90,514
Employee benefits	881,019	942,319
Other non-current liabilities	636,259	571,510
	19,512,802	18,957,653

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(234,908)	(238,971)
Capital reserves	11,597	11,597
Retained earnings	11,248,053	10,472,752
Operations with non-controlling interests	(1,732,962)	(1,732,962)
Other reserves	1,454,777	2,577,482
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	29,995,738	30,339,079

NON-CONTROLLING INTERESTS	1,710,309	1,681,678

EQUITY	31,706,047	32,020,757

TOTAL LIABILITIES AND EQUITY	57,893,657	58,215,040

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended		For the six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

NET SALES	10,442,822	9,882,457	20,996,598	19,048,015
Cost of sales	(9,179,154)	(8,540,141)	(18,417,178)	(16,797,480)
GROSS PROFIT	1,263,668	1,342,316	2,579,420	2,250,535
Selling expenses	(179,548)	(164,999)	(353,131)	(316,229)
General and administrative expenses	(498,944)	(470,997)	(1,032,749)	(954,308)
Other operating income	41,606	37,541	88,472	99,323
Other operating expenses	(24,207)	(24,022)	(51,888)	(35,116)
Equity in earnings of unconsolidated companies	26,990	(370)	53,623	16,301
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	629,565	719,469	1,283,747	1,060,506
Financial income	88,659	63,669	150,707	107,259
Financial expenses	(370,585)	(264,327)	(659,311)	(515,397)
Exchange variations, net	76,315	(343,806)	203,993	(322,392)
Gain and losses on financial instruments, net	(5,231)	(3,592)	(7,701)	(9,726)
INCOME BEFORE TAXES	418,723	171,413	971,435	320,250
Current	(11,652)	(63,235)	(117,215)	(136,829)
Deferred	(13,733)	292,773	(20,791)	377,065
Income and social contribution taxes	(25,385)	229,538	(138,006)	240,236

NET INCOME	393,338	400,951	833,429	560,486

ATTRIBUTABLE TO:
Owners of the parent	356,455	390,385	753,679	538,577
Non-controlling interests	36,883	10,566	79,750	21,909
	393,338	400,951	833,429	560,486

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

	For the six-month period ended
	June 30, 2014	June 30, 2013

Cash flows from operating activities
Net income for the period	833,429	560,486
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	1,081,899	940,315
Equity in earnings of unconsolidated companies	(53,623)	(16,301)
Exchange variation, net	(203,993)	322,392
Losses on financial instruments, net	7,701	9,726
Post-employment benefits	80,893	54,195
Stock based remuneration	18,051	10,051
Income tax	138,006	(240,236)
Gains on disposal of property, plant and equipment and investments, net	(28,779)	(38,245)
Allowance for doubtful accounts	25,349	29,855
Provision for tax, labor and civil claims	144,716	110,510
Interest income on investments	(71,747)	(37,514)
Interest expense on loans	579,202	424,564
Interest on loans with related parties	(1,995)	(1,525)
Provision for net realizable value adjustment in inventory	30,121	66,885
Release of allowance for inventory against cost upon sale of the inventory	(35,982)	(39,823)
	2,543,248	2,155,335
Changes in assets and liabilities
Increase in trade accounts receivable	(497,714)	(247,917)
(Increase) Decrease in inventories	(882,577)	642,132
Increase in trade accounts payable	401,136	93,458
Increase in other receivables	(190,769)	(84,055)
(Decrease) Increase in other payables	(290,622)	28,695
Dividends from jointly-controlled entities	44,408	21,549
Purchases of trading securities	(1,434,416)	(1,703,493)
Proceeds from maturities and sales of trading securities	2,272,092	1,086,556
Cash provided by operating activities	1,964,786	1,992,260

Interest paid on loans and financing	(470,978)	(472,394)
Income and social contribution taxes paid	(212,487)	(147,025)
Net cash provided by operating activities	1,281,321	1,372,841

Cash flows from investing activities
Additions to property, plant and equipment	(1,155,421)	(1,191,586)
Proceeds from sales of property, plant and equipment, investments and other intangibles	41,859	117,713
Additions to other intangibles	(31,028)	(56,895)
Advance for capital increase in jointly-controlled entity	—	(77,103)
Payment for business acquisitions, net of cash of acquired entities	—	(26,361)
Net cash used in investing activities	(1,144,590)	(1,234,232)

Cash flows from financing activities
Reduction of capital by non-controlling interests in subsidiaries	—	342,051
Proceeds from exercise of shares	3,635	975
Dividends and interest on capital paid	(236,588)	(81,693)
Payment of loans and financing fees
Repayment of loans and financing	(1,266,853)	(3,114,695)
Intercompany loans, net	12,167	49,511
Increase in controlling interest in subsidiaries	—	(33,090)
Put-Options on non-controlling interest	—	(599,195)
Net cash provided (used) in financing activities	480,387	(371,279)

Exchange variation on cash and cash equivalents	(88,281)	34,628

Increase (Decrease) in cash and cash equivalents	528,837	(198,042)
Cash and cash equivalents at beginning of period	2,099,224	1,437,235
Cash and cash equivalents at end of period	2,628,061	1,239,193